Barutiwa Communication Media Link, Corp.
College Hill Professional Building
1639 W. North Bend Rd.
Cincinnati, Ohio 45224
Tel. 513-542-0565
Fax 603-299-8022

United States
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

To whom it may concern:

We are requesting withdrawal of our registration statement (Form 10-12G) filed on June 14, 2001. We are unable to address S.E.C. comments on our filing at this time.

Respectfully,
Baruti M. Kamau
President and Chief Executive Officer